UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )* Bite Acquisition Corp
(Name of Issuer) Common Stock, par value $0.0001 per share
(Title of Class of Securities) 09175K 204
(CUSIP Number) Alberto Ardura González Smart Dine, LLC c/o Bite Acquisition Corp 30 West Street, No. 28F New York, NY 10004 (212) 608-2923
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) February 17, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09175K 204	SCHEDULE 13D	Page 1 of 6 Pages

1	NAME OF REPORTING PERSONS Smart Dine, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,481,251(1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,481,251(1)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,481,251(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 21.4%
14	TYPE OF REPORTING PERSON OO

(1)       Consists of (a) 4,961,251 shares of the Issuer’s common stock, $0.0001 par value (“Common Stock”) and (b) 520,000 shares of Common Stock underlying units (each unit consisting of one share of Common Stock and one half of one warrant to purchase one share of Common Stock), acquired pursuant to a Subscription Agreement by and between the Reporting Person and the Issuer.

CUSIP No. 09175K 204	SCHEDULE 13D	Page 2 of 6 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.0001 per share (“Common Stock”), of Bite Acquisition Corp, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 30 West Street, New York, NY 1004.

Item 2.	Identity and Background.

(a)	This Schedule 13D is filed by Smart Dine, LLC (the “Reporting Person”). The managers of the Reporting Person are Rafael Felipe de Jesús Aguirre Gómez, Alberto Ardura González, Axel Molet Warschawski, Juan Manuel Gonzalez Bernal, Germán Florencio González and Juan Pablo Aguirre (the “Scheduled Persons”). Information regarding the Scheduled Persons is set forth on Schedule I.

(b)	The principal business address of the Reporting Person is 30 West Street, New York, NY 1004.

(c)	The Reporting Person’s sole business is to act as the Issuer’s sponsor in connection with the Issuer’s initial public offering (the “IPO”).

(d)	During the last five years, neither the Reporting Person nor any Scheduled Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither the Reporting Person nor any Scheduled Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f)	The Reporting Person is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration.

Funds for the purchase of securities reported herein were derived from available working capital of the Reporting Person. The Reporting Person paid the Issuer $25,000 for the Founder Shares (as defined in Item 4) and $5,200,000 for the Private Units (as defined in Item 4).

Item 4.	Purpose of Transaction.

Founder Shares

Pursuant to the terms of the Subscription Agreement for Founder Shares, dated as of October 30, 2020 (the “Founder Shares Subscription Agreement”), between the Reporting Person and the Issuer, the Reporting Person purchased 4,312,500 shares (“Founder Shares”) of Common Stock for an aggregate purchase price of $25,000 in cash. In January 2021 the Reporting Person transferred 60,000 Founder Shares to the Issuer’s three independent directors. On February 11, 2021, the Issuer effected a stock dividend consisting of 1 1/6 of the shares of Common Stock issued and outstanding prior to the IPO for each share of Common Stock issued and outstanding on the date thereof, such that the Reporting Person owned 4,961,251 Founder Shares.

Private Units

On February 17, 2021, the Issuer completed the IPO of 17,500,000 units (“Units”). Each Unit consists of one share of Common Stock and one-half of one warrant (“Public Warrants”), each whole Public Warrant entitling the holder thereof to purchase one share of Common Stock at an exercise price of $11.50 per share, subject to adjustment. Simultaneously with the consummation of the Issuer’s initial public offering, pursuant to the Subscription Agreement, dated as of February 11, 2021 (the “Private Units Subscription Agreement”), between the Reporting Person and the Issuer, the Reporting Person acquired, at a price of $10.00 per unit, 470,000 units (the “Private Units”) in a private placement for an aggregate purchase price of $4,700,000. Each Private Unit consists of one share of Common Stock and one-half of one warrant (“Private Warrants”, and together with the Public Warrants, the “Warrants”). The Private Warrants are identical to the Public Warrants, except that the Private Warrants will be exercisable for cash or on a cashless basis, at the holder’s option, and will not be redeemable by the Issuer, in each case so long as they are still held by the Reporting Person or its permitted transferees.

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In addition, on February 25, 2021 and in connection with the underwriters’ election to partially exercise the over-allotment option granted in connection with the Issuer’s initial public offering, the Reporting Person acquired, at a price of $10.00 per unit, 50,000 additional Private Units for an aggregate purchase price of $500,000.

Working Capital Loans

The Reporting Person or the Issuer’s officers, directors or initial stockholders, or their respective affiliates, may, but are not obligated to, loan the Issuer funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. Each loan would be evidenced by a promissory note. The notes would either be paid upon consummation of the Issuer’s initial Business Combination, without interest, or, at the holder’s discretion, up to $1,500,000 of the notes may be converted into units at a price of $10.00 per unit. The terms of such loans, if any, have not been determined.

Warrant Agreement

The Warrants are governed by the terms of the Warrant Agreement, dated as of February 11, 2021 (the “Warrant Agreement”), between the Issuer and Continental Stock Transfer & Trust Company (“Continental”), as warrant agent. Each Warrant entitles the registered holder to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment as described therein, at any time commencing on the later of: (i) 30 days after the consummation by the Issuer of a merger, capital stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities (“Business Combination”), or (ii) February 17, 2022, and terminating at 5:00 p.m., New York City time on the earlier to occur of: (x) five years from the consummation of a Business Combination, (y) the date the Issuer elects to redeem all Warrants subject to redemption and (z) the liquidation of the Issuer.

Registration Rights

Pursuant to the Registration Rights Agreement, dated as of February 11, 2021 (the “Registration Rights Agreement”), among the Issuer, the Reporting Person and certain other securityholders, the holders of the Founder Shares, the Representative Shares, the Private Units (and underlying securities), any Working Capital Units (and underlying securities), including any warrants, shares of capital stock or other securities of the Issuer issued as a dividend or other distribution with respect to or in exchange for or in replacement of such securities (collectively, the “Registrable Securities”), including the Reporting Person, are entitled to make up to two written demands for registration under the Securities Act of 1933, as amended, of all or part of their Registrable Securities, as the case may be. In addition, the holders of the Registrable Securities, including the Reporting Person, have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Issuer’s consummation of a Business Combination.

Letter Agreement

On February 11, 2021, the Issuer entered into a letter agreement (the “Letter Agreement”) with the Reporting Person and the other parties thereto (collectively, the “Insiders”).

Under the Letter Agreement, among other matters, the Insiders agreed with the Issuer:

(i)	that they will not propose, or vote in favor of, any amendment to the Issuer’s amended and restated certificate of incorporation (“Certificate of Incorporation”) (A) to modify the substance or timing of the Issuer’s obligations with respect to conversion rights as described in the Registration Statement or (B) with respect to any other provision relating to stockholders’ rights or pre-initial Business Combination activity, unless the Issuer provides public stockholders with the opportunity to convert their shares upon the approval of any such amendment;

CUSIP No. 09175K 204	SCHEDULE 13D	Page 4 of 6 Pages

(ii)	that if the Issuer solicits approval of its stockholders of a Business Combination, the Insiders will vote all shares of Common Stock beneficially owned by them, whether acquired before, in, or after the IPO, in favor of such Business Combination; and

(iii)	to waive any right to exercise any conversion rights with respect to any shares of Common Stock owned or to be owned by them, directly or indirectly (or to sell such shares to the Issuer in a tender offer), whether acquired before, in or after the IPO, and agrees not to seek conversion with respect to such shares in connection with any vote to approve a Business Combination (or sell such shares to the Company in a tender offer in connection with such a Business Combination) or any amendment to the Certificate of Incorporation prior thereto.

The foregoing summary of certain terms of the Founder Shares Subscription Agreement, the Private Units Subscription Agreement, the Warrant Agreement, the Registration Rights Agreement and the Letter Agreement is not complete and is qualified in its entirety by reference to the full text of the documents, which are incorporated by reference as Exhibits 1-5 to this Schedule 13D.

Each of the Scheduled Persons serves as a member of the board of directors and/or an executive officer of the Issuer and, in such capacity, will be involved in reviewing transactions that may result in a Business Combination of the Issuer and may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, neither the Reporting Person nor any of the Scheduled Persons have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person and the Scheduled Persons intend to review the Reporting Person’s investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person and/or the Scheduled Persons may in the future take such actions with respect to the Reporting Person’s investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock or warrants and, alone or with others, pursuing discussions with the management, the board of directors, other stockholders of the Issuer and third parties with regard to their investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	and (b) As described in Item 4, the Reporting Person may be deemed the beneficial owner of 5,481,251 shares of Common Stock, consisting of 4,961,251 Founder Shares and 520,000 shares of Common Stock underlying Private Units, directly held by the Reporting Person, representing approximately 21.4% of the outstanding shares of Common Stock. This does not include shares issuable upon exercise of the Private Warrants included in the Private Units, because the Private Warrants are not exercisable within the following 60 days.

The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is calculated based upon 25,671,250 shares of Common Stock outstanding as of February 25, 2021.

The Reporting Person is governed by a board of managers consisting of six managers, Rafael Felipe de Jesús Aguirre Gómez, Alberto Ardura González, Axel Molet Warschawski, Juan Manuel Gonzalez Bernal, Germán Florencio González and Juan Pablo Aguirre. Any action by the Reporting Person with respect to the Issuer or the Issuer’s securities held by the Reporting Person, including voting and dispositive decisions, requires at least a majority vote of the managers of the board of managers. Under the so-called “rule of three”, because voting and dispositive decisions are made by a majority of the managers, none of the managers is deemed to be a beneficial owner of Issuer’s securities held by the Reporting Person, even those in which such manager holds a pecuniary interest. Accordingly, none of the managers on the Reporting Person’s board of managers is deemed to have or share beneficial ownership of the Founder Shares held by the Reporting Persons.

CUSIP No. 09175K 204	SCHEDULE 13D	Page 5 of 6 Pages

(c)	Other than the transactions described in Items 3 and 4 above, the Reporting Person has not effected any transactions in the Common Stock in the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the agreements described in Item 4 and relationships described in Item 2, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

1	Subscription Agreement, dated October 30, 2020, between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.9 to the Issuer’s Registration Statement on Form S-1 (File No. 333-252406), filed with the Securities and Exchange Commission on February 2, 2021).

2	Subscription Agreement, dated February 11, 2021, between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 18, 2021).

3	Warrant Agreement, dated February 11, 2021, between the Issuer and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 18, 2021).

4	Registration Rights Agreement, dated February 11, 2021, among the Issuer, the Reporting Person and certain other securityholders (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 18, 2021).

5	Letter Agreement, dated February 11, 2021, among the Issuer, the Reporting Person and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 18, 2021).

6	Power of Attorney (incorporated by reference to Exhibit 24 to the Form 3 filed by the Reporting Persons on February 11, 2021).

CUSIP No. 09175K 204	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 1, 2021

SMART DINE, LLC

By:	/s/ Jason T. Simon
	Name:	Jason T. Simon
	Title:	Attorney-in-Fact

SCHEDULE I

Name	Principal Business Address	Principal Occupation or Employment/Principal Business	Citizenship
Rafael Felipe de Jesús Aguirre Gómez	30 West Street, No. 28F New York, NY 10004	Founder, CEO and Chairman of Mera Corporation	Mexican
Alberto Ardura González	30 West Street, No. 28F New York, NY 10004	Founder of Pier A Capital Solutions, Inc.	Mexican / United States
Axel Molet Warschawski	30 West Street, No. 28F New York, NY 10004	Executive Vice President of Mera Corporation	Mexican
Juan Manuel Gonzalez Bernal	30 West Street, No. 28F New York, NY 10004	Attorney	Mexican
Germán Florencio González	30 West Street, No. 28F New York, NY 10004	CEO and Founder of Eric Kayser Mexico, S.A.P.I. de C.V.	Mexican
Juan Pablo Aguirre	30 West Street, No. 28F New York, NY 10004	Executive Vice President of Mera Corporation	Mexican / United States